July 2, 2019

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Via Sedar

NOTICE PURSUANT TO SUBSECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 (“NI 51-102”)
CONTINUOUS DISCLOSURE OBLIGATIONS

Pursuant to the requirements set out in subsection 11.3 of NI 51-102, the undersigned hereby gives notice of the results of voting from the June 27, 2019 Annual General and Special Meeting (the “Meeting”) of Shareholders of Trillium Therapeutics Inc. (the “Corporation”).

1.        Election of Directors

The shareholders of the Corporation voted by ballot to elect the following individuals as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, as follows:

Name	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	5,579,317	85	977,217	15
Dr. Robert Kirkman	5,614,544	85	941,990	15
Dr. Michael Moore	5,586,552	85	969,982	15
Dr. Thomas Reynolds	5,580,252	85	976,282	15
Dr. Robert Uger	5,615,550	86	940,984	14
Dr. Calvin Stiller	5,581,832	85	974,702	15
Dr. Helen Tayton-Martin	5,687,094	87	869,440	13

2.        Appointment of Auditors

The shareholders of the Corporation voted, on a show of hands, to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration.

3.        Approval of Common Share Consolidation

The shareholders of the Corporation voted by ballot to approve the consolidation of the Corporation’s issued and outstanding common shares on the basis of a ratio within a range of one post-consolidation Common Share for every 5 to 30 outstanding pre-consolidation Common Shares, at such time following the date of the Meeting if and as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly set out in the management information circular prepared by the Corporation in respect of the Meeting. The voting results were as follows:

Votes in	% Votes in	Votes	% Votes
Favour	Favour	Against	Against
13,973,032	77	4,059,983	23

4.        Approval of the Continuance into British Columbia

The shareholders of the Corporation voted by ballot to approve the continuance of the Corporation as a British Columbia corporation to be governed by the provisions of the Business Corporation Act (British Columbia), the full text of which is set out in the management information circular. The voting results were as follows:

Votes in	% Votes in	Votes	% Votes
Favour	Favour	Against	Against
5,602,749	85	953,785	15